

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Yifei Hou
Chief Executive Officer
XCHG Ltd
Grevenweg 24, 20537
Hamburg, Germany

   Re: XCHG Ltd
    Registration Statement on Form F-1
    Filed February 1, 2024
    File No. 333-276802

Dear Yifei Hou:

  We have reviewed your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed February 1, 2024

Compensation of Directors and Executive Officers, page 121

1. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He, Esq.